Cadence Design Systems, Inc. 2655 Seely Avenue, Building 5 San Jose, CA 95134

June 6, 2014
VIA EDGAR AND MESSENGER

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Cadence Design Systems, Inc.
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 20, 2014
File No. 001-15867
Dear Mr. Gilmore:
On behalf of Cadence Design Systems, Inc. (“Cadence,” “we” or “our”), this letter responds to your letter dated May 22, 2014 (the “Comment Letter”) regarding Cadence Form 10-K for fiscal 2013. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of Cadence is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.
This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.
Form 10-K for the Fiscal Year Ended December 28, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Income Taxes, page 39

1.
We note that your effective tax rate is impacted by the relative mix of earnings and losses within the taxing jurisdictions in which you operate. We also note your disclosure on page 75 that your foreign subsidiaries are generally subject to lower statutory tax rates. Please tell us what consideration you gave to providing disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates. To the extent that specific countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact their results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

We respectfully advise the Staff that our subsidiaries organized in Ireland and Hungary regularly represent the significant portion of our foreign earnings that are subject to foreign tax rates lower than the U.S. statutory tax rate.

We considered and disclosed on page 39 of our Form 10-K for fiscal 2013 the items that had an unusual, infrequent and significant impact to our benefit for income taxes for fiscal 2013 and fiscal 2012, which included the recognition of previously unrecognized tax benefits, the retroactive enactment of the United States federal research tax credit and the releases of valuation allowance.

In response to the Staff’s comment, we will expand and supplement our discussion in our Management’s Discussion Analysis of Financial Condition and Results of Operations in future filings with the following, to the extent applicable:

“Our future effective tax rates may be materially impacted by tax amounts associated with our foreign earnings at rates different from the federal statutory rate, research credits, the tax impact of stock-based compensation, accounting for uncertain tax positions, business combinations, closure of statute of limitations or settlement of tax audits, changes in valuation allowance and changes in tax law. A significant amount of our foreign earnings is generated by our subsidiaries organized in Ireland and Hungary. Our future effective tax rates may be adversely affected to the extent earnings are lower in countries where we have lower statutory tax rates or we repatriate certain foreign earnings on which U.S. taxes have not been previously accrued.”

Consolidated Financial Statements
Consolidated Income Statements, page 55

2.
Your disclosure on page 59 indicates that in 2013 you combined product and maintenance revenue into a single caption because these agreements require customers to purchase both the product and maintenance in a bundled offering. We note that in your Form 10-K for the fiscal year ended December 29, 2012 you presented segregated revenue and cost of sales for product, service and maintenance. Please explain to us how you classified the bundled arrangements in the 2012 Form 10-K. Tell us why you were able to segregate these revenues and expenses in the 2012 Form 10-K and not the 2013 Form 10-K. As part of your response, please tell us how your current presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X.

We previously reported maintenance revenue in a separate caption because more than 10% of our revenue was derived from arrangements where we sold maintenance separately. We included in our maintenance revenue caption revenue derived from both (i) arrangements where we sold maintenance separately and (ii) arrangements where we sold product and maintenance in bundled arrangements. As we do not have VSOE for maintenance when it is sold in a bundled product and maintenance arrangement, we allocated the consideration between product and maintenance using rational and systematic estimates and judgments, based on the information available to us from arrangements where we sold maintenance separately. Because we segregated maintenance revenue from product revenue, we also segregated cost of maintenance into a separate caption. Our maintenance revenue and cost of maintenance presentation in our Form 10-K for fiscal 2012 was consistent with this paragraph.

Since fiscal 2009, the proportion of our maintenance revenue that is derived from separate sales of maintenance has declined steadily. Despite this trend, we continued to provide separate product and maintenance revenue and expense captions in our consolidated income statements in our Form 10-K for the fiscal years ended 2010, 2011 and 2012 to conform to the disclosure and presentation previously provided in our Forms 10-K. The percentage of our revenue that was derived from arrangements in which we sold maintenance separately fell below 10% in fiscal 2011 and continued to steadily decline through fiscal 2013 to the point at which we concluded that separating maintenance revenue would no longer be meaningful to investors. As a result, beginning in 2013, we combined product and maintenance revenue into a single caption for all periods presented.

We considered Rule 5-03(b)(1) and (2) of Regulation S-X in both our decision to separately state product revenue and maintenance revenue prior to fiscal 2013 and our decision to combine product and maintenance revenue into a single caption in our Form 10-K for fiscal 2013. We believe that we no longer meet the requirement to state maintenance revenue separately under Rule 5-03(b)(1) of Regulation S-X because the percentage of our revenue that is derived from separately sold maintenance arrangements fell below 10% in fiscal 2011 and has continued to decline since then.  Because we combined product and maintenance into a single caption, we also combined cost of product and maintenance into a single caption. Our consolidated income statement caption of combined product and maintenance revenue in our Form 10-K for fiscal 2013 was such that all comparable periods met the requirements of Rule 5-03(b)(1) of Regulation S-X.

* * * * * * * * * * *
In connection with responding to the Staff’s comments and as requested by the Staff, Cadence acknowledges the following:

●	Cadence is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	Cadence may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
As always, Cadence is available to discuss further its responses to the Staff's comments. If you have any questions or comments regarding the foregoing, please let us know.

Very truly yours,

/s/ Geoffrey G. Ribar
Geoffrey G. Ribar
Senior Vice President and Chief Financial Officer
Cadence Design Systems, Inc.

cc:	James J. Cowie, Cadence Design Systems, Inc.
Stewart McDowell, Gibson, Dunn & Crutcher LLP
Megan Akst, Senior Staff Accountant, Securities and Exchange Commission
Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission

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